UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bion Environmental Technologies, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

09061Q307

(CUSIP Number)

Mark A. Smith

Box 566 / 1774 Summitview Way

Crestone, Colorado  81131

(212) 758-6622

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09061Q307 13G/A Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark A. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 893,382
	6.	SHARED VOTING POWER 20,834
	7.	SOLE DISPOSITIVE POWER 893,382
	8.	SHARED DISPOSITIVE POWER 20,834

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,791
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 09061Q307 13G/A Page 3 of 5

Item 1.

(a)	Name of Issuer Bion Environmental Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices Box 566 / 1774 Summitview Way Crestone, Colorado 81131

Item 2.

(a)	Name of Person Filing Mark A. Smith

(b)	Address of the Principal Office or, if none, residence Box 566 / 1774 Summitview Way Crestone, Colorado 81131

(c)	Citizenship USA

(d)	Title of Class of Securities No Par Value Common Stock

(e)	CUSIP Number 09061Q307

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 09061Q307 13G/A Page 4 of 5

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,464,472 (1)

(b)	Percent of class: 11.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 893,382

	(ii)	Shared power to vote or to direct the vote 20,834

	(iii)	Sole power to dispose or to direct the disposition of 893,382

	(iv)	Shared power to dispose or to direct the disposition of 20,834

(1)

Includes 830,701 shares held directly by Mark A. Smith; 700,000 shares underlying options held directly by Mr. Smith; 796,500 shares underlying warrants held directly by Mr. Smith; 20,834 shares held jointly with his wife; 53,756 shares held by his wife; and 62,681 shares of common stock held by LoTayLingKyur Foundation which is controlled by Mr. Smith.  Does not include 150,000 shares of contingent stock bonuses and 75,000 shares under the Company’s 2006 Consolidated Investment Plan that the Company has committed to issue to Mr. Smith during 2015.  Does not include units that could be issued on the conversion (at the election of Mr. Smith) by Mr. Smith of deferred compensation promissory note in the amount of $855,722 as of December 31, 2014.  The due date of this compensation has been deferred to January 15, 2015, and Mr. Smith has the option to convert this amount into units with each unit consisting of 1 share of common stock and 1 warrant exercisable at $2.50 per share until December 31, 2016.  The conversion price will be $.45 per unit.  Does not include shares and warrants owned by various family members of which Mr. Smith disclaims beneficial ownership.  Mr. Smith is also the President of Centerpoint, although shares owned by Centerpoint are not entitled to a vote while held by Centerpoint.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 09061Q307 13G/A Page 5 of 5

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2015 Date

/s/ Mark A. Smith Signature

Mark A. Smith Name/Title